                                                                    EXHIBIT 99.3

                          VELOCITY EXPRESS CORPORATION

                 SHARES OF SERIES I CONVERTIBLE PREFERRED STOCK

  OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO STOCKHOLDERS OF RECORD OF VELOCITY
                               EXPRESS CORPORATION

                               September __, 2003

Dear Stockholder:

        This notice is being distributed by Velocity Express Corporation, a Delaware corporation (the "Company") to all holders of record of shares of its Common Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series F Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock at the close of business on September 11, 2003 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of subscription rights (the "Rights") to subscribe for and purchase shares of its Series I Convertible Preferred Stock, par value $0.004 per share ("Series I Preferred"). The Rights are described in detail in the Company's Prospectus dated __________, 2003 (the "Prospectus") which is attached.

        In the Rights Offering, the Company is offering an aggregate of up to 8,409,091 shares of its Series I Preferred (the "Underlying Shares"), as described in the Prospectus.

        The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on __________, 2003, unless extended in the sole discretion of the Company (as it may be extended, the "Expiration Date").

        As described in the accompanying Prospectus, holders of our Common Stock will receive 0.297952777 Right for every share of Common Stock held on the Record Date. Holders of our Series B Preferred Stock will receive 0.486231363 Rights for each share of Series B Preferred Stock held on the Record Date; holders of our Series C Preferred Stock will receive 0.329810541 Rights for each share of Series C Preferred Stock held on the Record Date; holders of our Series D Preferred Stock will receive 0.813565586 Rights for each share of Series D Preferred Stock held on the Record Date; holders of our Series F Preferred Stock will receive 1.745371947 Rights for each share of Series F Preferred Stock held on the Record Date; holders of our Series G Preferred Stock will receive
0.072517623 Rights for each share of Series G Preferred Stock held on the Record Date; and holders of Series H Preferred Stock will receive 2.979527767 Rights for each share of Series H Preferred Stock held on the Record Date.

        Each Right will entitle you to subscribe for one share of the Series I Preferred (the "Basic Subscription Right") at a subscription price of $2.20 per share (the "Subscription Price").

        In addition, each holder of Rights who exercises their Basic Subscription Right in full will be eligible to subscribe (the "Over-Subscription Right") at the Subscription Price for shares of Series I Preferred that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right (the "Excess Shares"), subject to availability and pro ration as described below. Each holder of Rights may only exercise their Over-Subscription Right if he/she exercised his/her Basic Subscription Right in full and other holders of subscription Rights do not exercise their Basic Subscription Rights in full. If there are not enough Excess Shares to satisfy all subscriptions made under the Over-Subscription Right, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Rights. "Pro rata" means in proportion to the amount of over-subscription price tendered by each person seeking to exercise their Over-Subscription Right as of the expiration date of the Rights Offering. If there is a pro rata allocation of the remaining Excess Shares and a holder of Rights receives an allocation of a greater number of Excess Shares than he/she subscribed for under their Over-Subscription Right, then the Company will allocate to them only the number of Excess Shares for which they subscribed. The Company will allocate the remaining Excess Shares among all other holders exercising their Over-Subscription Rights. See "The Rights Offering --Subscription Rights" in the Prospectus.

        The Rights will be evidenced by nontransferable Rights certificates (the "Subscription Rights Certificates") and will be null and void and cease to have value at 5:00 p.m., New York City time, on the Expiration Date.

        Enclosed are copies of the following documents:

                1.      Prospectus;

                2.      Subscription Rights Certificate;

                3. Instructions for Use of Velocity Express Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Subscription Rights Certificates Issued by Velocity Express Corporation); and

                4. A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

        Your prompt action is requested. To exercise the Rights, you should properly complete and sign the Subscription Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date.

        A RIGHTS HOLDER CANNOT REVOKE THE EXERCISE OF ITS RIGHTS. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE WILL EXPIRE.

        Additional copies of the enclosed materials may be obtained from the Company by calling (612) 492-2400.


                                           Very truly yours,


                                           VELOCITY EXPRESS CORPORATION